HENRY SCHEIN, INC.

135 Duryea Road

Melville, New York 11747

March 1, 2016

VIA ELECTRONIC TRANSMISSION

Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Henry Schein, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2015
Filed February 10, 2016
File No. 0-27078

Dear Mr. Decker:

Reference is made to the comments of the staff of the Securities and Exchange Commission, with respect to the Form 10-K for the fiscal year ended December 26, 2015 of Henry Schein, Inc. (the “Company”), in your letter dated February 26, 2016 (the “Comment Letter”).

By virtue of this letter, the Company hereby requests an extension to March 25, 2016 to respond to the Comment Letter.

Please contact me at (631) 843-5674 should you have any questions.

Very truly yours,

HENRY SCHEIN, INC.

By:	/s/ Jennifer Ferrero
	Name:	Jennifer Ferrero
	Title:	Vice President and Senior Counsel, Corporate